Press release
For immediate release
May 27, 2009

Virginia to Sell its Dieppe Property to Agnico Eagle Mines

QUEBEC CITY, QUEBEC - Virginia Mines Inc. ("Virginia") (TSX:VGQ) announces the execution of an agreement with Agnico Eagle Mines Limited ("Agnico Eagle") pursuant to which Agnico Eagle acquires a 100% participating interest in 52 mining claims, located in the Abitibi region of Quebec, for a consideration that consists of the issuance to Virginia of $1 million in shares of Agnico Eagle, to be issued within 10 business days of the effective date of the agreement.

This agreement also includes an additional issuance of $1 million in shares of Agnico Eagle, in case of confirmed indicated resource of 1 million ounces of gold on the property.

The agreement is subject to the approval of regulatory authorities.

The Dieppe property lies within the Casa Berardi fault, which is the host to the Casa Berardi gold deposit.

About Virginia
Virginia is among the most active mining exploration companies in Quebec with a working capital of $38.5 million as at February 28, 2009, and 29,201,776 shares issued and outstanding as at April 30, 2009. Virginia trades on the Toronto Stock Exchange (TSX) under the ticker symbol VGQ. Virginia concentrates its activities on its numerous properties that are spread over the vast, unexplored regions of northern Quebec.

FOR MORE INFORMATION, PLEASE CONTACT:
Andre Gaumond, President,
Paul Archer, V-P Exploration or
Amelie Laliberte, Investor Relations.
200-116 St-Pierre Québec, QC G1K 4A7 Canada	www.virginia.qc.ca mines@virginia.qc.ca	Tel. 800-476-1853 Tel. 418-694-9832 Fax 418-694-9120

This press release may contain forward-looking statements that are subject to known and unknown risks and uncertainties that could cause actual results to vary materially from targeted results. Such risks and uncertainties include those described from time to time in Virginia's periodic reports filed with the security commissions of British Columbia, Alberta, Ontario and Quebec, and in the annual report on Form 40-F filed with the U.S. Securities and Exchange Commission. Virginia undertakes no obligation to publicly release the result of any revision of these forward-looking statements to reflect events or circumstances after the date they are made or to reflect the occurrence of unanticipated events.